Mail Stop 4561
      November 30, 2005

Mr. Michael A. Doyle
Chief Financial Officer
Easylink Services Corporation
33 Knightsbridge Road
Piscataway, NJ 08854

	Re:	Easylink Services Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 0-26371

Dear Mr. Doyle:

      We have reviewed your response letter dated September 30,
2005
and have the following additional comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10K for the Fiscal Year Ended December 31, 2004

Note 10 Related Party Transactions, page 57

1. We note your response to our previous comment six. Please tell us what amount of the $54 million gain on debt restructuring in 2003 relates to Federal Partners and George Abi Zeid. Also, we note that this entity and individuals are stockholders of the company. Please tell us how you considered this relationship in determining that gain recognition rather than capital contribution was appropriate.


Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
      Senior Staff Accountant






Mr. Michael A. Doyle
Easylink Services Corporation
November 30, 2005
Page 1